===============================================================================

                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549
                                      --------------
                                       SCHEDULE 13D
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO. 1)*
                                      --------------
                                 KINROSS GOLD CORPORATION
                                     (NAME OF ISSUER)

                               COMMON SHARES, NO PAR VALUE
                              (TITLE OF CLASS OF SECURITIES)

                                        496902206
                                      (CUSIP NUMBER)

                                      --------------
                                    SHARON E. DOWDALL
                               VICE PRESIDENT AND SECRETARY
                       NEWMONT MINING CORPORATION OF CANADA LIMITED
                                   SUITE 1900, BOX 2005
                                 20 EGLINTON AVENUE WEST
                                 TORONTO, ONTARIO M4R 1K8
                                      (416) 480-6480
                      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                     AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                      --------------
                                         Copy To:
                                      BRITT D. BANKS
                      VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                NEWMONT MINING CORPORATION
                                   1700 LINCOLN STREET
                                  DENVER, COLORADO 80203
                                      (303) 837-7414

                                     AUGUST 1, 2003
                 (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                                      --------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES)

                       (Continued on the following pages)
                              (Page 1 of 12 pages)

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------------------------------                                -----------------
CUSIP NO. 496902206                         13D                  (PAGE 2 OF 12)
------------------------------                                -----------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                                  [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          43,238,427 (1)
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      43,238,427 (1)
                 --------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      43,238,427 (1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.7% (2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1)Included in this figure are the Common Shares reported by Newmont International Holdings Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a following cover page.

    (2)Included in this percentage is the percentage of Common Shares reported by Newmont International Holdings Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a following cover page.

------------------------------                                -----------------
CUSIP NO. 496902206                         13D                  (PAGE 3 OF 12)
------------------------------                                -----------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation of Canada Limited

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                                  [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          42,465,653
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      42,465,653
                 --------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      43,238,427 (1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.7% (2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) Included in this figure are the Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page.

    (2) Included in this percentage is the percentage of Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page.

------------------------------                               ------------------
CUSIP NO. 496902206                         13D                  (PAGE 4 OF 12)
------------------------------                                -----------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont International Holdings Pty. Ltd

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                         (b)[ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                                  [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          772,774
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      772,774
                 --------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      43,238,427 (1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                     [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.7% (2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) Included in this figure are the Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page.

    (2) Included in this percentage is the percentage of Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page.

      This Amendment No.1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 10, 2003 (the "Schedule 13D") with respect to the common shares, no par value (the "Common Shares") of Kinross Gold Corporation, a corporation organized pursuant to the laws of the Province of Ontario, Canada ("Kinross"). Except as specifically provided herein (including the Annexes hereto), this Amendment No. 1 does not modify or supersede any of the information previously reported in the Schedule 13D. Information given in response to one item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

      Annex A, Annex B and Annex C attached to the Schedule 13D and incorporated therein by reference are hereby superseded by Annex A, Annex B and Annex C attached to this Amendment No. 1 and incorporated into Item 2 by reference.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended by inserting the following sentence immediately before the final sentence of the final paragraph thereof:

      Effective August 1, 2003, Newmont's nominee to the board of directors of Kinross resigned from that board.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1   Joint Filing Agreement

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2003

                                     NEWMONT MINING CORPORATION



                                     By: /s/ Sharon E.Thomas
                                        ---------------------------------
                                        Name:  Sharon E. Thomas
                                        Title: Assistant General Counsel and
                                               Assistant Secretary



                                    NEWMONT MINING CORPORATION OF CANADA LIMITED



                                     By: /s/   Sharon E. Dowdall
                                        ---------------------------------
                                        Name:  Sharon E. Dowdall
                                        Title: Vice President and Secretary



                                    NEWMONT INTERNATIONAL HOLDINGS PTY. LTD.



                                     By: /s/   Pauline F. Carr
                                         ---------------------------------
                                        Name:  Pauline F. Carr
                                        Title: Director

                                     Annex A
                                     -------

      The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Mining Corporation are set forth below. The business address for each person listed below is, unless otherwise noted, c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.

                               PRESENT       ADDRESS OF BUSINESS
                               PRINCIPAL     IN WHICH PRINCIPAL
     NAME          TITLE       OCCUPATION    OCCUPATION CONDUCTED  CITIZENSHIP
Britt D. Banks Vice          Vice            See above.             United
               President,    President,                             States
               General       General
               Counsel and   Counsel and
               Secretary     Secretary of
                             Newmont Mining
                             Corporation

Glen A. Barton Director      Chairman and    100 NE Adams Street    United
                             Chief           Peoria, IL 61629-7216  States
                             Executive
                             Officer of
                             Caterpillar
                             Inc.

Vincent A.     Director      Chairman,       199 Benson Road        United
Calarco                      President and   Middlebury, CT 06749   States
                             Chief
                             Executive
                             Officer of
                             Crompton
                             Corporation

James T.       Director      Retired         N/A                    United
Curry, Jr.                   Director and                           States
                             Retired Chief
                             Executive
                             Officer of the
                             Minerals
                             Division of
                             Broken Hill
                             Proprietary
                             Company Ltd.

John A.S. Dow  Executive     Executive Vice  See above.             New Zealand
               Vice          President of
               President     Newmont Mining
               and Managing  Corporation
               Director of   and Managing
               Newmont       Director of
               Australia     Newmont
               Limited       Australia
                             Limited

Thomas L. Enos Vice          Vice President  See above.             United
               President,    of Newmont                             States
               International Mining
               Operations    Corporation

Joseph P.      Director      Chairman,       70 Great Hill Road     United
Flannery                     President and   Naugatuck, CT 06770    States
                             Chief
                             Executive
                             Officer of
                             Uniroyal
                             Holding Inc.

David H.       Executive     Executive Vice  See above.             United
Francisco      Vice          President,                             States
               President,    Operations of
               Operations    Newmont Mining
                             Corporation

Robert J.      President     President and   See above.             United
Gallagher      and Managing  Managing                               States
               Director,     Director,
               Newmont       Newmont
               Indonesia     Indonesia
               Limited       Limited

Michael S.      Director     Chairman of     Acland Street Corner   Australia
Hamson                       Hamson          Entrance (Rear)
                             Consultants     195 Walsh Street
                                             South Yarra, VIC 3141
                                             AUSTRALIA

                              PRESENT        ADDRESS OF BUSINESS IN
                              PRINCIPAL      WHICH PRINCIPAL
 NAME           TITLE         OCCUPATION     OCCUPATION CONDUCTED   CITIZENSHIP


Bruce D.       Senior Vice   Senior Vice     See above.             United
Hansen         President     President and                          States
               and Chief     Chief
               Financial     Financial
               Officer       Officer of
                             Newmont Mining
                             Corporation

David Harquail President     President and   See above.             Canada
               and Managing  Managing
               Director,     Director,
               Newmont       Newmont
               Capital       Capital
               Limited       Limited, of
                             Newmont Mining
                             Corporation

Leo I.         Director      President of    Office of the          United
Higdon, Jr.                  Charleston      President              States
                             College         College of Charleston
                                             66 George Street
                                             Charleston, SC 29424

Donald G.      Vice          Vice            See above.             United
Karras         President,    President,                             States
               Taxes         Taxes, of
                             Newmont Mining
                             Corporation

Pierre         Director;     President of    See above.             Canada
Lassonde       President     Newmont Mining
                             Corporation

Thomas P.      Vice          Vice President  See above.             United
Mahoney        President     and Treasurer                          States
               and           of Newmont
               Treasurer
               Mining
               Corporation

Robert J.      Director      Partner, Jones  Third Floor South      United
Miller                       Vargas law firm 3773 Howard Hughes     States
                                             Parkway
                                             Las Vegas, NV
                                             89109-0949

Wayne W. Murdy Director,     Chairman and    See above.             United
               Chairman and  Chief                                  States
               Chief         Executive
               Executive     Officer of
               Officer       Newmont Mining
                             Corporation

David W. Peat  Vice          Vice President  See above.             United
               President     and Global                             States
               and Global    Controller of
               Controller    Newmont Mining
                             Corporation

Richard M.     Vice          Vice President  See above.             United
Perry          President     of Newmont                             States
               and Managing  Mining
               Director,     Corporation
               Newmont USA   and Managing
               Limited       Director of
                             Newmont USA
                             Limited

Robin A.       Director      Retired         N/A                    South Africa
Plumbridge                   Chairman of
                             Gold Fields of
                             South Africa
                             Limited

John B.        Director      Chairman of     Level 28, 140 William  Australia
Prescott                     Australian      Street
                             Submarine       Melbourne, VIC 3000
                             Corporation     AUSTRALIA
                             Pty Limited

Michael K.     Director      Retired         N/A                    United
Reilly                       Chairman of                            States
                             Zeigler Coal
                             Holding Company

Carlos Santa   President     Vice President  See above.             Peru
Cruz           and Managing  of Newmont
               Director,     Mining
               Newmont Peru  Corporation and
               Limited       Managing Director
                             of Newmont Peru
                             Limited

NAME            TITLE        PRESENT       ADDRESS OF BUSINESS      CITIZENSHIP
                             PRINCIPAL     WHICH PRINCIPAL
                             OCCUPATION    OCCUPATION CONDUCTED

Seymour        Director      Chairman of     Suite 1900, Box 2005   Canada
Schulich                     Newmont         20 Eglinton Avenue
                             Capital Limited West
                                             Toronto, ON M4R 1K8
                                             CANADA

James V.       Director      Dean of Mackay  Department of          United
Taranik                      School of       Geological Sciences,   States
                             Mines and       MS 172
                             Regents         Mackay School of Mines
                             Professor and   University of Nevada,
                             Arthur Brant    Reno
                             Chair of        Reno, NV 89557-0138
                             Geophysics at
                             the University
                             of Nevada,
                             Reno; and
                             President
                             Emeritus of
                             Desert
                             Research
                             Institute of
                             the University
                             and Community
                             College System
                             of Nevada

                                     Annex B
                                     -------

      The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.

                                 PRESENT      ADDRESS OF BUSINESS
                                PRINCIPAL      IN WHICH PRINCIPAL
     NAME          TITLE       OCCUPATION     OCCUPATION CONDUCTED  CITIZENSHIP

Britt D. Banks Vice          Vice            See above.             United
               President     President,                             States
                             General
                             Counsel and
                             Secretary of
                             Newmont Mining
                             Corporation

Sharon E.      Vice          Vice President  Suite 1900, Box 2005   Canada
Dowdall        President     and Secretary   20 Eglinton Avenue
               and Secretary Newmont Mining  West
                             Corporation of  Toronto, ON  M4R 1K8
                             Canada Limited  CANADA
                             and Newmont
                             Capital
                             Limited, Group
                             Legal Counsel
                             - Canada
                             Newmont Mining
                             Corporation

Joseph P.      Director      Chairman,       70 Great Hill Road     United
Flannery                     President and   Naugatuck, CT 06770    States
                             Chief
                             Executive
                             Officer of
                             Uniroyal
                             Holding Inc.

David H.       Vice          Executive Vice  See above.             United
Francisco      President     President,                             States
                             Operations, of
                             Newmont Mining
                             Corporation

Bruce D.       Vice          Senior Vice     See above.             United
Hansen         President     President and                          States
                             Chief
                             Financial
                             Officer of
                             Newmont Mining
                             Corporation

Leo I.         Director      President of    Office of the          United
Higdon, Jr.                  Charleston      President              States
                             College         College of Charleston
                                             66 George Street
                                             Charleston, SC 29424

Donald G.      Vice          Vice            See above.              United
Karras         President     President,                             States
                             Taxes Newmont
                             Mining
                             Corporation

Pierre         Director;     President of    See above.             Canada
Lassonde       President     Newmont Mining
                             Corporation

Wayne W. Murdy Director;     Chairman and    See above.             United
               Chairman      Chief                                  States
                             Executive
                             Officer of
                             Newmont Mining
                             Corporation

Thomas P.      Vice          Vice President  See above.             United
Mahoney        President     and Treasurer,                         States
               and Treasurer Newmont Mining
                             Corporation

Robin A.       Director      Retired         See above.             South
Plumbridge                   Chairman of                            Africa
                             Gold Fields of
                             South Africa
                             Limited

NAME            TITLE       PRESENT        ADDRESS OF BUSINESS IN   CITIZENSHIP
                            PRINCIPAL           WHICH PRINCIPAL
                            OCCUPATION       OCCUPATION CONDUCTED

Seymour        Director      Chairman of     Suite 1900, Box 2005   Canada
Schulich                     Newmont         20 Eglinton Avenue
                             Capital         West
                             Limited,        Toronto, ON  M4R 1K8
                             Director,       CANADA
                             Newmont Mining
                             Corporation

James V.       Director      Dean of Mackay  Department of          United
Taranik                      School of       Geological Sciences,   States
                             Mines and       MS 172
                             Regents         Mackay School of Mines
                             Professor and   University of Nevada,
                             Arthur Brant    Reno
                             Chair of        Reno, NV 89557-0138
                             Geophysics at
                             the University
                             of Nevada,
                             Reno; and
                             President
                             Emeritus of
                             Desert
                             Research
                             Institute of
                             the University
                             and Community
                             College System
                             of Nevada

H. Geoffrey   Vice President Vice President  Suite 1900, Box 2005 Canada
Waterman                     Newmont Mining  20 Eglinton Avenue
                             Corporation of  West
                             Canada Limited  Toronto, ON  M4R 1K8
                                             CANADA

                                     Annex C
                                     -------

      The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont International Holdings Pty. Ltd. The business address for each person listed below is c/o Newmont International Holdings Pty. Ltd., 100 Hutt Street, Adelaide, South Australia, AUSTRALIA.

                              PRESENT       ADDRESS OF BUSINESS   CITIZENSHIP
                              PRINCIPAL      IN WHICH PRINCIPAL
  NAME          TITLE         OCCUPATION    OCCUPATION CONDUCTED

Phillip J.     Director       Chartered      See above.              Australian
Garrard                       Accountant of
                              Newmont
                              Australia
                              Limited

Pauline F.     Director,      Company        See above.             Australian
Carr           Company        Secretary of
               Secretary      Newmont
                              International
                              Holdings Pty.
                              Ltd.

David W.       Company        Company        See above.             Australian
Godfrey        Secretary      Secretary of
                              Newmont
                              International
                              Holdings Pty.
                              Ltd

Martin S.      Director       Treasurer,     See above.             Australian
Janes                         Newmont
                              Australia Ltd.

                                  EXHIBIT INDEX

  Exhibit No.                       Description
  ----------                        -----------

   Exhibit 1                    Joint Filing Agreement